FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

An innovation leader for the IP connected world Nokia & Alcatel-Lucent © 2015

Disclaimer: Forward-looking statements This presentation contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will,” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by Nokia and Alcatel-Lucent shareholders; the target annual run rate cost synergies for the combined group; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; the expected benefits of the proposed transaction, including related synergies; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group and  Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”). The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s Lucent’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this presentation are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. IMPORTANT ADDITIONAL INFORMATION This presentation relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This stock exchange release is for informational purposes only and does not constitute or form any part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction. This document is not a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) The proposed exchange offer referenced in this document has not yet commenced. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents. The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER. All documents referred to above, if filed or furnished, will be available free of charge at the SEC’S website (www.sec.gov).

Risto Siilasmaa Chairman, Nokia Nokia & Alcatel-Lucent © 2015 1

Philippe Camus Chairman, Alcatel-Lucent Nokia & Alcatel-Lucent © 2015 2

Rajeev Suri President & Chief Executive Officer Nokia Nokia & Alcatel-Lucent © 2015 3

 Scope to create seamless IP connectivity Extraordinary innovation capability Hugely complementary technological strengths Comprehensive portfolios Strength in every part of the world and scale to lead Nokia & Alcatel-Lucent © 2015 Creating an innovation leader in next generation technology and services for the IP connected world 4

Strategically compelling End-to-end portfolio scope and scale player with leading global positions across products and services Complementary product offerings, customers and geographic footprint Innovation powerhouse with significant combined R&D resources Financially attractive Combined revenues of approx. €26bn in 2014 with additional cross-sell opportunities and expanded addressable market Operating cost synergies of approx. €900m annually anticipated in 20191 Interest expense reduction of approx. €200m annually anticipated in 20171 mainly from proactive debt reduction Strong balance sheet with combined net cash of €7.4bn2 at 31 December 2014 EPS accretive in 2017 for Nokia shareholders1,3 Positioned to succeed Nokia & Alcatel-Lucent © 2015 5 Recent execution track-record on both sides Deep culture of innovation and strikingly common vision for the future Nokia operating model will be cornerstone of the integration plan Transformational combination driving significant shareholder value 1 Subject to transaction closing H1 2016 2 Excluding convertible bonds, i.e. treats all Nokia and Alcatel-Lucent convertible bonds on as-converted basis 3 Non-IFRS basis excluding restructuring changes and amortisation of intangibles

Nokia & Alcatel-Lucent © 2015 6 Key transaction highlights 1 Based on April 13 Nokia closing price of 7.77, Alcatel-Lucent fully diluted shares of 3.64bn, Nokia fully diluted shares of 3.98bn and exchange ratio of 0.550 Nokia shares per Alcatel-Lucent shares; 2 PF ownership based on new shares issued to Alcatel-Lucent of 2.00bn and Nokia fully diluted shares outstanding of 3.98bn; 3 3-month average price 3.35 Public exchange offer by Nokia for 100% of Alcatel-Lucent shares and convertible bonds Public exchange offer to be filed in France and the United States Offer for Alcatel-Lucent shares (including ADS) and convertible bonds Combined market capitalisation in excess of €45bn+1 Transaction structure Exchange ratio of 0.550 Nokia shares per Alcatel-Lucent share Equivalent offer for each outstanding class of Alcatel-Lucent convertible bonds: OCEANE 2018, OCEANE 2019 and OCEANE 2020 Pro forma ownership: 33.5% Alcatel-Lucent shareholders and 66.5% Nokia shareholders; assuming 100% acceptance of exchange offer and on a fully diluted basis2 Consideration & Pro-forma ownership 34% fully-diluted premium to 3-month average price3 (equivalent to €4.48 p.s.) 28% premium to shareholders based on 3-month average price3 (equivalent to €4.27 p.s.) Attractive premium for Alcatel-Lucent Alcatel-Lucent works council information process to start immediately Works council consultation Each company’s Board of Directors has approved the terms of the proposed transaction Antitrust and regulatory approvals Nokia shareholder approval Minimum tender condition-more than 50.00% on a fully diluted basis Expected closing H1 2016 Conditions & timing

Nokia & Alcatel-Lucent © 2015 7 Nokia (group and brand) Listed on Euronext Paris, Nasdaq Helsinki and NYSE (ADS) Headquarters in Espoo, Finland Key locations across Europe, United States, China and Asia-Pacific Creation of a 5G R&D centre of excellence in France President and Chief Executive Officer: Rajeev Suri Leadership team to be built on strengths of both Nokia and Alcatel-Lucent Chairman: Risto Siilasmaa 3 board members including Vice-Chairman to be nominated by Alcatel-Lucent Planned total 9 or 10 board members Proposed company structure and governance Group name and listing Headquarters & key locations Key management positions Nokia Board of Directors

Scope to create seamless connectivity for people and things wherever they are Nokia & Alcatel-Lucent © 2015 8 Requirement for real-time and resilience Capacity for exponential growth in usage Enable seamless, ubiquitous access Intelligent, adaptive service

 Telcos around the world consolidating both in-country and globally Increased network sharing activities Expanding to quad-play Ubiquitous broadband Cloud / IP networking convergence Converging: Networks (all IP) Products (quad-play) Experiences (multiple screens & applications) Faster time to market Increased efficiency and scalability with automation Enablement for Internet of Things and Industrial Internet Market context– changing industry paradigms Nokia & Alcatel-Lucent © 2015 9 1 Operator consolidation 2 Convergence in multiple dimensions 3 Cloud Scale and breadth of technological capabilities Integrated IP access and cloud Next-generation fixed & mobile broadband access portfolio Unique end-to-end services portfolio with low-cost delivery & execution model Equipment vendors–what will it take to win? for

 Size, influence and expertise to drive transformational change Position of strength: aspiration to be #1 or #2 in all our key segments Scale to meet needs of global customers Nokia & Alcatel-Lucent © 2015 Scale to provide leadership in every area we choose to compete 10

Nokia 2014A revenues: €12.7bn Alcatel-Lucent 2014A revenues: €13.2bn 16% 18% Complementary geographic presence 2014A revenues: €bn 7.7 Complementary product portfolios and geographic presence drive growth 36% 11% 16% 3% 1% North America Europe Asia-Pacific/ Japan/India Greater China Middle East & Africa Latin America 1.9 3.9 3.4 1.4 1.1 1.1 5.8 3.0 1.3 1.3 1.0 0.7 6.9 4.7 2.8 2.1 1.8 Networks HERE Technologies Wireless Access IP Transport Fixed Access Licensing & Other IP Routing IP Platforms Managed Services Combined Alcatel-Lucent Nokia 54% Mobile broadband 46% Global services 88% Nokia & Alcatel-Lucent © 2015 11 8% 5%

Industry leading R&D platform–BellLabs and FutureWorks R&D spend (€bn) Global R&D capabilities R&D / Innovation centres: Extraordinary innovation capabilities Source: Company information FX applied: SEK/EUR 0.1099, CNY/EUR 0.1224, USD/EUR 0.7539 1 Calendar year 2014A 5.0 Huawei Combined Cisco1 Ericsson Nokia Alcatel-Lucent ZTE Juniper Networks 4.7 4.7 4.0 2.5 2.2 1.1 0.8 Nokia Alcatel-Lucent Both >40,000 R&D employees Nokia & Alcatel-Lucent © 2015 12

Nokia & Alcatel-Lucent © 2015 Nokia intends to maintain employment in France that is consistent with Alcatel--Lucent’s end 2015 Shift Plan commitments Increase long-term R&D employment Two major technology sites Operational hubs located in France providing services globally Centres of expertise located in France, including in the areas of (i) 5G / Small Cells R&D, (ii) Cyber Security, (iii) Bell Labs France and (iv) Wireless Transmission Invest in the digital innovation ecosystem in France (€100m long-term investment fund) Reinforce presence in the French telecommunications ecosystem -Funding academic tuitions, programs and chair -Develop 3 industrial platforms with up to €5m funding per project per year Our commitment to France Employment commitments Key sites / Centers of excellence French technology ecosystem 13

(annual achieved in 20191) Product and services overlap Sales force / resources optimization Supply chain / procurement scale Overhead costs in real estate, IT, and overall G&A, including public company costs Approx. 900m Aligned with annual cost savings Nokia lean operating model the benchmark Approx. 200m (annual interest expense reduction) Interest expense reduction achieved in 20171 mainly from proactively reducing indebtedness Significant and actionable synergies potential Nokia & Alcatel-Lucent © 2015 13 Identified operating cost savings Integration/ implementation costs Reduced interest expense Approx. 900m 1 Full year basis, subject to transaction closing H1 2016

Nokia Alcatel-Lucent Combined PF2014A (illustrative Enhanced financial position and superior shareholder value creation Note: Aggregation of 2014 financials shown for illustrative purposes only and does not reflect potential accounting adjustments and / or differences in accounting policies 1 Non-IFRS basis excluding restructuring changes and amortisation of intangibles; 2 Subject to transaction closing H1 2016; 3 Reflects annual cost synergies of €900m expected to be achieved in 2019; 4 Excluding convertible bonds, i.e. treats all Nokia and Alcatel-Lucent conver tible bonds on as-converted basis NON-IFRS MEASURES The above also contains non-IFRS operating profit information. For a reconciliation between reported and non-IFRS/adjusted information please see the reports for Q4 2014 and Full Year 2014. The reconciliation of the full year 2014 numbers can be found on page 41 in the report issued by Nokia on January 29, 2015 and on page 10 in the report issued by Alcatel-Lucent on February 6, 2015. EPS accretive in 2017 (Non-IFRS basis)1,2 Illustrative non-IFRS operating profit margin with cost synergies 3 12%+ Nokia & Alcatel-Lucent © 2015 14 Strong balance sheet and net cash position Maintained long-term target to re-establish investment grade credit rating €bn 2014A 2014A aggregation) Net sales 12.7 13.2 25.9 Non-IFRS operating profit1 1.6 0.6 2.3 % margin 12.8% 4.7% 8.7% Cash 7.7 5.6 13.3 Debt (excl. converts)4 (1.9) (3.9) (5.9) Net cash 5.8 1.6 7.4

April 15, 2015 Works council information process Antitrust and regulatory approvals Nokia shareholder approval Satisfaction of minimum acceptance condition (more than 50.00% on a fully diluted basis) Each Company Board of Directors has approved the terms of the proposed transaction Commitments to France H1 2016 H1 2016 H1 2016 2015 Transaction timeline and key events Announcement Public announcement of transaction Begin Alcatel-Lucent works council consultation Review period Regulatory review and other transaction approvals Offer Offer to be launched af ter receipt of regulatory approvals, AMF review of Offer Nokia EGM EGM expected to take place during the offer Expected closing Closing of transaction once all minimum conditions are satisfied Nokia & Alcatel-Lucent © 2015 15 Conditions to the Transaction Other Considerations Offer period

Michel Combes Chief Executive Officer Alcatel-Lucent Nokia & Alcatel-Lucent © 2015 16

Nokia & Alcatel-Lucent © 2015 Creating an innovation leader in next generation technology and services for the IP connected world 17

Q&A Nokia & Alcatel-Lucent © 2015 18